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September 30, 2011	foley.com

WRITER’S DIRECT LINE
312.832.4373
jbabcock@foley.com EMAIL

CLIENT/MATTER NUMBER
058081-0141

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Attention: Tom Kluck

Re:	CurrencyShares® Russian Ruble Trust (File No. 333-176300)

Amendment No. 1 to Form S-1 Filed September 30, 2011

CurrencyShares® South African Rand Trust (File No. 333-176301)

Amendment No. 1 to Form S-1 Filed September 30, 2011

CurrencyShares® Singapore Dollar Trust (File No. 333-176302)

Amendment No. 1 to Form S-1 Filed September 30, 2011

Ladies and Gentlemen:

On behalf of the CurrencyShares® Trusts identified above (each a “Trust” and, collectively, the “Trusts”), enclosed for your review are the following documents:

•

Amendment No. 1 to the CurrencyShares® Russian Ruble Trust’s Registration Statement on Form S-1 (Registration No. 333-176300) (the “Russian Ruble Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on Form S-3 on August 15, 2011;

•

Amendment No. 1 to the CurrencyShares® South African Rand Trust’s Registration Statement on Form S-1 (Registration No. 333-176301) (the “South African Rand Registration Statement”), originally filed with the Commission on Form S-3 on August 15, 2011; and

•

Amendment No. 1 to the CurrencyShares® Singapore Dollar Trust’s Registration Statement on Form S-1 (Registration No. 333-176302) (the “Singapore Dollar Registration Statement” and, collectively with the

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Mr. Tom Kluck

September 30 2011

Russian Ruble Registration Statement and the South African Rand Registration Statement, the “Registration Statements”), originally filed with the Commission on Form S-3 on August 15, 2011.

An electronic version of each such Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of each Amendment No. 1 has been marked to reflect changes made to the applicable Registration Statement.

Set forth below are the responses to the comment to each Trust, in the letters from the Commission’s Division of Corporation Finance (the “Staff”) dated September 1, 2011, relating to the Registration Statements. For convenience of reference, the text of the comment in the Staff’s letter to each Trust has been reproduced in italicized type below.

General

Comment No. 1

Please tell us how you satisfied the eligibility requirements of Form S-3 or amend to use the appropriate form for your registration statement.

Response:

The Trusts have amended the Registration Statements to use Form S-1.

**********

The Trusts intend to request acceleration of the effective date of the Registration Statements by furnishing a letter to the Staff (the “Acceleration Request”) once the Staff has indicated that it has no other comments. The Acceleration Request will contain the acknowledgments by each Trust referenced in the Staff’s letter to each Trust dated September 1, 2011.

Mr. Tom Kluck

September 30 2011

If you have any questions regarding any of the responses in this letter, please call me at (312) 832-4356.

Respectfully submitted,

/s/ Lisa M. Conmy

Lisa M. Conmy

Enclosures

cc:	Sandra B. Hunter
Duc Dang
Nick Bonos
Kevin Farragher
Patrick Daugherty (Foley & Lardner LLP)